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                                                                    EXHIBIT 99.4

                           STEADMAN SECURITY TRUST

                                                                  April 17, 1998

Dear Shareholder:

        This letter is to inform you of the results of the Adjourned Special Meeting of Shareholders of the Steadman Mutual Funds, held on December 8, 1997. The principal purpose of these meetings was to consider and act on a proposal to approve a merger agreement whereby Steadman American Industry Fund, Steadman Investment Fund and Steadman Technology and Growth Fund would merge into Steadman Associated Fund, to be renamed Steadman Security Trust.

        Although the shareholders of both Steadman Investment Fund and Steadman Associated Fund did approve the proposal, the Shareholders of Steadman American Industry Fund and Steadman Technology & Growth Fund did not vote on the proposal because a quorum for purposes of this vote was not obtained for either fund despite vigorous efforts to contact each shareholder.

        According, on March 4, 19978, the Trustees of Steadman Security Trust ("Fund") determined to continue operating the Fund as a separate entity.

                                        Sincerely yours,

                                        Steadman Security Trust Fund

                                        By:
                                            -------------------------------
                                            Max Katcher, President